Verona Pharma plc
Operational Update and Financial Results for the Three Months Ended March 31, 2020

Reported positive Phase 2b results in symptomatic patients with moderate to severe COPD with nebulized ensifentrine
Reported positive efficacy and safety with single dose pMDI ensifentrine
U.S. FDA response to End-of-Phase 2 package expected in the second quarter

Conference Call Today at 9:00 am EDT / 2:00 pm BST

April 30, 2020, London – Verona Pharma plc (AIM: VRP) (Nasdaq: VRNA) (“Verona Pharma” or the “Company”), a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for respiratory diseases, announces financial results for the three months ended March 31, 2020, and provides a corporate update.
OUTLOOK AND STRATEGY
Verona Pharma aims to improve health and quality of life for the millions of people affected by chronic respiratory diseases. The Company's first-in-class development candidate, ensifentrine, has the potential to provide relief for patients suffering from respiratory conditions such as chronic obstructive pulmonary disease ("COPD"), cystic fibrosis ("CF") and asthma.
Ensifentrine is a novel, investigational inhaled therapy that has been shown to act as both a bronchodilator and an anti-inflammatory agent in one compound. Initially, the Company is advancing the development of nebulized ensifentrine for the maintenance treatment of COPD in moderate to severe patients.
The Company's key objectives include:

•
Completing an End-of-Phase 2 meeting with the U.S. Food and Drug Administration ("FDA") in the second quarter of 2020 to receive guidance on the design of the Phase 3 program with nebulized ensifentrine;

•	Securing sufficient capital to fund the Phase 3 program for nebulized ensifentrine; and

•	Initiating the Phase 3 program with nebulized ensifentrine in moderate to severe COPD patients.

RECENT CORPORATE DEVELOPMENTS
Clinical

•
In January 2020, the Company reported positive top-line data from a Phase 2b clinical study with nebulized ensifentrine added on to tiotropium (Spiriva®), a long acting anti-muscarinic (“LAMA”) bronchodilator in symptomatic patients with moderate to severe COPD. The study met the primary endpoint at all doses and also met clinically relevant secondary endpoints. The Company believes these data support dose selection for Phase 3 clinical trials. The study was accepted as a late-breaking abstract at the 2020 American Thoracic Society International Conference.

•
In March 2020, the Company reported positive efficacy and safety data with a single dose of the pressurized metered-dose inhaler ("pMDI") formulation of ensifentrine in a Phase 2 clinical trial in patients with moderate to severe COPD. With these results and those observed in previous Phase 2 clinical trials, ensifentrine has demonstrated statistically significant and clinically meaningful improvements in lung function in COPD patients when delivered via any of the three widely used inhaled modes: nebulizer, DPI and pMDI.

◦	Results from the single dose part of the study (Part A) demonstrated a statistically significant and clinically meaningful increase in lung function as measured by ("FEV1")[1] compared to placebo.

◦
Positive data support initiation of the second, multiple dose, part of the study (Part B), which will evaluate the pMDI formulation in this patient population over 7 days of twice-daily treatment. Verona Pharma has postponed the initiation of Part B due to concerns regarding the safety of trial subjects, caregivers and medical staff during the novel coronavirus (COVID-19) pandemic. As a result the Company does not expect to announce results from Part B of this trial in 2020. The Company will continue to monitor this evolving situation and will provide an updated timeline for the initiation of Part B at a later date.

•
Also during the first quarter of 2020, the Company requested an End-of-Phase 2 meeting with the FDA. As a result of the COVID-19 pandemic, the FDA has advised that it will provide a written response to the Company on its End-of-Phase 2 package, rather than holding a meeting. The Company is expecting to receive this response during the second quarter of 2020.

•	Based on the positive Phase 2 data and subject to receiving the FDA's response to the End-of-Phase 2 package, the Company plans to seek the necessary funding and initiate the Phase 3 clinical program.

•
Additionally, in February 2020, the Company published its Phase 2b clinical results with nebulized ensifentrine as a monotherapy for maintenance treatment of COPD in the peer reviewed journal, Respiratory Research. The 403-patient trial, which was reported in March 2018, met its primary endpoint demonstrating that ensifentrine produced clinically and statistically significant improvements in lung function at all doses. In addition, clinically relevant secondary endpoints were met including significant progressive improvements in COPD symptoms.

Management

•	In February 2020, the Company appointed Dr. David Zaccardelli as President and Chief Executive Officer and as an executive director. Mark Hahn, was appointed as Chief Financial Officer in March.

FINANCIAL HIGHLIGHTS

•
Net cash, cash equivalents and short-term investments at March 31, 2020 amounted to £20.8 million (December 31, 2019: £30.8 million). In April 2020 the Company received a fiscal 2019 tax credit of £7.3 million in cash.

•
For the three months ended March 31, 2020, the Company reported operating loss of £11.2 million (three months ended March 31, 2019: £7.8 million) and reported loss after tax of £9.6 million (three months ended March 31, 2019: £5.4 million).

•
The increase in operating costs was predominantly due to increased general and administrative expenses, which were driven primarily by costs relating to executive changes and costs associated with the closure of our New York office and relocation of our US base of operations to North Carolina. Included in net profit and partly offsetting the rise in operating loss is a fall in the net amount of finance income and expense of £0.7 million.

•	Reported loss per share was 9.1 pence for the three months ended March 31, 2020 (three months ended March 31, 2019: 5.1 pence).

•	Net cash used in operating activities for the three months ended March 31, 2020 was £10.1 million (three months ended March 31, 2019: £9.9 million).
"We continue to execute on the clinical development plan for ensifentrine in COPD for both nebulizer and handheld inhaler formulations. We recently reported significant improvements in lung function and a continued favorable safety profile demonstrated by the single dose Phase 2 results with the pMDI formulation of ensifentrine," said David Zaccardelli, Pharm. D., President and Chief Executive Officer. "With these results and those observed in previous Phase 2 clinical trials, ensifentrine has demonstrated statistically significant and clinically meaningful improvements in lung function in COPD patients when delivered via any of the three widely used inhaled modes: nebulizer, DPI and pMDI. In addition to positive effects of ensifentrine on lung function, we are very encouraged by the promising data on COPD symptoms and quality of life seen in Phase 2 studies."
"We look forward to the FDA's response to our End-of-Phase 2 package, which is expected in the second quarter of 2020. Currently, the initiation of a Phase 3 program for ensifentrine for the treatment of COPD is anticipated later this year, subject to securing additional funding. We continue to monitor the situation caused by the COVID-19 pandemic and its potential impact on our operational and financing goals and will provide an update as and when further information becomes available."

COVID-19 IMPACT AND BUSINESS CONTINUITY
To help protect the health and safety of the patients, caregivers and healthcare professionals involved in its ongoing clinical trials of ensifentrine, as well as its employees and independent contractors, in response to the COVID-19 pandemic, Verona Pharma has implemented a number of precautionary clinical and operational measures to ensure consistent and appropriate clinical trial conduct. The Company continues to review the effect of the COVID-19 pandemic on its operations, ongoing and planned clinical trials and the potential disruption to financial markets.
Ongoing and Planned Clinical Trials of Ensifentrine and Interactions with Regulators
Verona Pharma's ongoing clinical trial evaluating the pMDI formulation of ensifentrine in patients with moderate to severe COPD has met previously disclosed timelines for reporting data from the single-dose portion (Part A), and the Company previously reported that it anticipated reporting results from the multiple-dose portion (Part B) in the second half of 2020. In March 2020, the Company announced it has postponed the initiation of Part B due to concerns regarding the safety of trial subjects, caregivers and medical staff during the COVID-19 pandemic. As a result the Company does not expect to announce results from Part B of this trial in 2020. The Company will continue to monitor this evolving situation and will provide an updated timeline for the start of Part B at a later date.
Verona Pharma is expecting to receive in the second quarter of 2020 a response from the FDA to its End-of-Phase 2 package. The Company anticipates that this response will inform the design of the planned Phase 3 program with nebulized ensifentrine.
Verona Pharma has previously reported that it anticipates initiating the Phase 3 program in the third quarter of 2020. The Company is continuing its preparations to initiate the Phase 3 program as soon as possible following a response from the FDA to its End-of-Phase 2 package, which supports proceeding with Phase 3 and subject to securing sufficient capital to fund the program and the status of the COVID-19 pandemic at that time. The Company is investigating the potential impact of the COVID-19 pandemic on the program, including the planned design, cost and timelines and is evaluating potential mitigations including pre-enrollment COVID-19 screening among others. The Company plans to provide an update on these details as and when further information is available.
Verona Pharma is investigating whether the COVID-19 pandemic may cause disruption of clinical supply of ensifentrine for the ongoing trial of the pMDI formulation or planned Phase 3 clinical trials of the nebulized formulation. The Company’s contract manufacturers have indicated that they have appropriate plans and procedures in place to ensure uninterrupted future supply of clinical ensifentrine, subject to potential limitations on their operations and on the supply chain due to the COVID-19 pandemic. The Company is continuing to monitor this situation and will provide an update if it becomes aware of any disruption caused by the pandemic to the clinical supply of ensifentrine for ongoing and planned clinical trials.
Corporate Operations and Financial Impact
Verona Pharma has also implemented measures to help keep the Company’s employees, families, and local communities healthy and safe. All employees are working remotely and all business travel has been restricted.
The COVID-19 pandemic has caused significant disruption to the financial markets. Verona Pharma has previously indicated that a key 2020 goal is to raise significant additional funding to initiate and complete the Phase 3 program. The Company is continuing to evaluate available sources of capital, however, the cost and other terms of such capital have become more onerous as a result of the impacts of the COVID-19 pandemic on the financial markets. There is no guarantee that the Company will be successful in securing additional financing on acceptable terms or within its planned timeframe, or at all, and should it be unable to raise sufficient additional funds it will be required to defer the initiation of Phase 3 clinical trials and other development activities, until such funding can be obtained.
COVID-19 risk factor
Verona Pharma has assessed the potential impact on its business of the COVID-19 pandemic and will be updating its risk factor disclosures on a Report on Form 6-K to be filed with the SEC on or about April 30, 2020. The Company is continuing to review the effect of the COVID-19 pandemic on its operations, ongoing and planned clinical trials and the potential disruption to financial markets.

1FEV1 Forced Expiratory Volume in one second, a standard measure of lung function

Conference Call and Webcast Information
Verona Pharma will host an investment community conference call at 9:00 a.m. EDT / 2:00 p.m. BST on Thursday, April 30, 2020 to discuss the Q1 2020 financial results and the corporate update.
Analysts and investors may participate by dialing one of the following numbers and reference conference ID: 2667888:

•	866-940-4574 for callers in the United States

•	0800 028 8438 for callers in the United Kingdom

•	0800 181 5287 for callers in Germany
A live webcast will be available on the Events and Presentations link on the Investors page of the Company's website, www.veronapharma.com, and an audio replay will be available there for 30 days. An electronic copy of the Q1 2020 results release will also be made available today on the Company’s website. This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.
This press release contains inside information for the purposes of Article 7 Regulation (EU) No. 596/2014.
About Verona Pharma plc
Verona Pharma is a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for the treatment of respiratory diseases with significant unmet medical needs. If successfully developed and approved, Verona Pharma’s product candidate, ensifentrine, has the potential to be the first therapy for the treatment of respiratory diseases that combines bronchodilator and anti-inflammatory activities in one compound. Verona Pharma is currently in Phase 2 development with three formulations of ensifentrine for the treatment of COPD: nebulized, dry powder inhaler and pressurized metered-dose inhaler. Ensifentrine also has potential applications in cystic fibrosis, asthma and other respiratory diseases. For more information, please visit www.veronapharma.com.

Forward Looking Statements
This press release, operational review, outlook and financial review contain forward-looking statements. All statements contained in this press release, operational review, outlook and financial review that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, statements regarding the development and potential of ensifentrine, the initiation, progress and timing of clinical trials, our expectations surrounding clinical trial results and responses from the FDA, the market opportunity for various formulations of ensifentrine, including estimates of the market size for COPD, the impact of the novel coronavirus COVID-19 pandemic on our business and operations and the Company’s future financial results, the sufficiency of our cash and cash equivalents, and our expectations surrounding additional funding.
These forward-looking statements are based on management's current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from our expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: our limited operating history; our need for additional funding to complete development and commercialization of ensifentrine, which may not be available and which may force us to delay, reduce or eliminate our development or commercialization efforts; the reliance of our business on the success of ensifentrine, our only product candidate under development; economic, political, regulatory and other risks involved with international operations; the lengthy and expensive process of clinical drug development, which has an uncertain outcome; serious adverse, undesirable or unacceptable side effects associated with ensifentrine, which could adversely affect our ability to develop or commercialize ensifentrine; potential delays in enrolling patients, which could adversely affect our research and development efforts; we may not be successful in developing ensifentrine for multiple indications; our ability to obtain approval for and commercialize ensifentrine in multiple major pharmaceutical markets; misconduct or other improper activities by our employees, consultants, principal investigators, and third-party service providers; the loss of any key personnel and our ability to recruit replacement personnel, as well as the impact of our management team transition; material differences between our “top-line” data and final data; our reliance on third parties, including clinical investigators, manufacturers and suppliers, and the risks related to these parties’ ability to successfully develop and commercialize ensifentrine; lawsuits related to patents covering ensifentrine and the potential for our patents to be found invalid or unenforceable; the impact of the novel coronavirus COVID-19 pandemic on our operations, the continuity of our business and general economic conditions; and our vulnerability to natural disasters, global economic factors and other unexpected events, including health epidemics or pandemics like COVID-19.
These and other important factors under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on February 27, 2020, under the caption “Supplemental Risk Factor Disclosures” in our Report on Form 6-K to be filed with the SEC on or about April 30, 2020, and our other reports filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release, operational review, outlook and financial review. Any such forward-looking statements represent management's estimates as of the date of this press release and operational and financial review. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this press release, operational review, outlook and financial review.

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF REGULATION (EU) NO 596/2014

For further information please contact:

Verona Pharma plc	Tel: +44 (0)20 3283 4200
Victoria Stewart, Director of Communications	info@veronapharma.com

N+1 Singer	Tel: +44 (0)20 3283 4200
(Nominated Adviser and UK Broker)
Aubrey Powell / George Tzimas / Iqra Amin (Corporate Finance)
Tom Salvesen (Corporate Broking)

Optimum Strategic Communications	Tel: +44 (0)20 950 9144
(European Media and Investor Enquiries)	verona@optimumcomms.com
Mary Clark / Eva Haas / Hollie Vile

Argot Partners	Tel: +1 212-600-1902
(US Investor Enquiries)	verona@argotpartners.com
Stephanie Marks / Kimberly Minarovich / Michael Barron

OPERATIONAL REVIEW
Company overview
Verona Pharma is focused on the development of our novel, late-stage candidate, ensifentrine, for the treatment of unmet respiratory needs. This inhaled inhibitor of the enzymes phosphodiesterase 3 and 4 ("PDE3" and "PDE4") is in Phase 2 clinical development with three formulations of ensifentrine for the treatment of chronic obstructive pulmonary disease ("COPD"): nebulized, dry powder inhaler ("DPI") and pressurized metered-dose inhaler ("pMDI"). Ensifentrine has demonstrated significant and clinically meaningful improvements in lung function in COPD patients when delivered via any of these formulations. Ensifentrine also has potential applications in cystic fibrosis, asthma and other respiratory diseases.
Ensifentrine highlights:

•	First-in-class dual bronchodilator and anti-inflammatory agent in a single molecule

•	Potentially the first novel class of bronchodilator in COPD in over 40 years

•	Potentially the only bronchodilator option as an add-on to existing dual / triple therapy
COPD is a progressive respiratory disease without a cure. It damages the airways and lungs, leading to debilitating breathlessness, hospitalizations and death. COPD has a major impact on everyday life. Patients struggle with basic activities such as getting out of bed, showering and walking. COPD affects approximately 384 million people worldwide. It is projected to be the third leading cause of death globally by 2030, according to the World Health Organization.
COPD patients are frequently treated with bronchodilators, to relieve airway constriction and make it easier to breathe, and with corticosteroids, to reduce lung inflammation. Despite receiving maximum therapy, many patients, more than 1.2 million in the US alone, remain symptomatic and urgently need additional treatment. We believe that ensifentrine can provide significant benefits for these patients.
Initially, we are developing nebulized ensifentrine for the maintenance treatment of moderate to severe COPD patients. During the first quarter we made significant clinical progress, reporting positive data from our second four-week Phase 2b clinical trial with nebulized ensifentrine in over 400 symptomatic COPD patients. In this trial, ensifentrine demonstrated that it provides additional bronchodilation when given in addition to tiotropium (Spiriva®), a long acting anti-muscarinic antagonist ("LAMA") widely used for the treatment of COPD. Our first 4-week Phase 2b clinical trial in over 400 COPD patients, which was reported in March 2018, also demonstrated improvements in bronchodilation and COPD symptoms with nebulized ensifentrine as monotherapy.
Summary of Phase 2b clinical results in moderate to severe COPD patients:

•	Statistically significant and clinically meaningful improvements in lung function

•	Statistically significant improvements in symptoms and Quality of Life measures

•	Improvements as monotherapy or as an addition to background therapy

•	Well-tolerated in 15 clinical trials in over 1300 subjects
Also during the first quarter of 2020, we requested an End-of-Phase 2 meeting with the FDA. The FDA has advised that it will provide a written response to the Company about its End-of Phase 2 package, rather than holding a meeting. We expect to receive this response during the second quarter of 2020. The U.S. regulatory pathway for the development of nebulized treatments for COPD is well-established and nebulized therapies currently attract a premium price in this substantial market.
Our DPI and pMDI formulations of ensifentrine have also demonstrated positive efficacy and safety data in Phase 2 clinical trials in moderate to severe COPD. An estimated 5.5 million people in the US use inhaled delivery, or DPI formulations delivered via handheld inhalers, for COPD maintenance treatment. The availability of these formulations of ensifentrine, if successfully developed and approved, creates new opportunities for using ensifentrine with existing inhaled medications. US sales of inhaled COPD maintenance medication were approximately $9 billion in 2019.
Management update
Senior executive changes bring substantial leadership, operational and clinical expertise.
In February 2020, Verona Pharma appointed Dr. David Zaccardelli as President and Chief Executive Officer and executive director.
In March 2020, Verona Pharma appointed Mark Hahn as Chief Financial Officer.

FINANCIAL REVIEW
Financial review of the three month period ended March 31, 2020
The operating loss for the three months ended March 31, 2020, was £11.2 million (March 31, 2019: £7.8 million) and the loss after tax for the three months ended March 31, 2020, was £9.6 million (March 31, 2019: £5.4 million).
Research and development costs
Research and development costs were £5.9 million for the three months ended March 31, 2020, compared to £5.9 million for the three months ended March 31, 2019. In the three months ended March 31, 2020, these costs included preparatory costs for our planned Phase 3 program, the close down costs for the Phase 2b study for nebulized ensifentrine added on to tiotropium and related drug product manufacturing costs.
In the same period in 2019 this included the cost for the Phase 2 trial using the dry powder inhaler formulation, costs for the Phase 2b study for nebulized ensifentrine added on to tiotropium and related drug product manufacturing costs. In addition there were preparatory costs for the dose-ranging Phase 2b study for ensifentrine added on to tiotropium.
General and administrative costs
General and administrative costs were £5.3 million for the three months ended March 31, 2020, compared to £1.8 million for the three months ended March 31, 2019, an increase of £3.5 million. The increase was primarily attributable to a £2.7 million increase in costs relating to executive changes and costs associated with the closure of our New York office and relocation of our US base of operations to North Carolina. We booked costs of £1.7 million relating to payments with respect to contractual notice periods and other severance costs. There was a £0.2 million impairment relating to the closure of the New York office and an increase in the share based payment charge of £0.8 million for Restricted Stock Units issued to new executive officers and accelerated charges relating to severance agreements. In addition there was a £0.3 million increase in foreign exchange charges relating to movements in the GBP/USD exchange rate. Finally, recruitment costs, Directors and Officers liability insurance and various other costs increased by an aggregate of £0.5m.
Finance income and expense
Finance income was £0.4 million for the three months ended March 31, 2020, and £1.9 million for the three months ended March 31, 2019. The decrease in finance income was primarily due to a smaller decrease in the fair value of the warrant liability of £0.1 million during the three months ended March 31, 2020 compared to a decrease of £1.6 million in the warrant liability during the three months ended March 31, 2019.
Finance expense was £0.1 million for the three months ended March 31, 2020, compared to £0.8 million for the three months ended March 31, 2019. The decrease was due to no foreign exchange loss on cash and short term investments for the 2020 period compared to a £0.8 million loss for the three months ended March 31, 2019.
Taxation
Taxation for the three months ended March 31, 2020, amounted to a credit of £1.3 million compared to a credit of £1.3 million for the three months ended March 31, 2019. The credits are obtained at a rate of 14.5% of 230% of our qualifying research and development expenditure. Similar expenditure on research and development has resulted in approximately the same tax credit year on year.
Cash flows
Net cash used in operating activities increased to £10.1 million for the three months ended March 31, 2020, from £9.9 million for the three months ended March 31, 2019. Operating costs in the three months ended March 31, 2020, were higher than in the prior period but there was a similar cash outflow due to the timing of supplier payments and a number of accrued and non-cash severance costs in 2020.
Net cash generated from investing activities predominantly reflects the net movement of cash being placed on deposit for more than three months and such deposits maturing, because deposits of more than three months are disclosed as short term investments, separately from cash. The decrease in net cash generated in investing activities to £7.2 million for the three months ended March 31, 2020, from £9.0 million for the three months ended March 31, 2019, was due to the net movement of funds from short term investments to cash being less during the three months ended March 31, 2020.

Cash, cash equivalents and short-term investments
Cash, cash equivalents and short-term investments at March 31, 2020 decreased to £20.8 million from £30.8 million at December 31, 2019 due to the utilization of cash in the Company's ordinary operating activities.
The Group intends to initiate its Phase 3 program for the maintenance treatment of COPD once it believes it has alignment with the U.S. Food and Drug Administration ("FDA") on its planned design for the Phase 3 clinical program. The Group will require significant additional funding to initiate and complete this Phase 3 program and will need to secure the required capital to fund the program. The Group intends to seek additional funding through public or private financings, debt financing, collaboration or licensing agreements and other arrangements. However, there is no guarantee that the Group will be successful in securing additional finance on acceptable terms, or at all, and should the Group be unable to raise sufficient additional funds it will be required to defer the initiation of Phase 3 clinical trials and other development activities, until such funding can be obtained. This could also force the Group to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, or pursue alternative development strategies that differ significantly from its current strategy, which could have a material adverse effect on the Group’s business, results of operations and financial condition.
Additionally the ongoing COVID-19 pandemic could impact the Group's ability to initiate its planned Phase 3 development program and could cause further disruption to capital markets, either of which could adversely affect Group's ability to raise the necessary capital.
Net assets
Net assets decreased to £25.8 million in the three month period ended March 31, 2020, from £33.9 million at December 31, 2019. This decrease was primarily due to the operating activities of the Company.

VERONA PHARMA PLC
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2020 AND DECEMBER 31, 2019 (UNAUDITED)

	Notes	As of March 31, 2020	As of December 31, 2019
		£'000s	£'000s
ASSETS
Non-current assets:
Goodwill		441	441
Intangible assets		2,772	2,757
Property, plant and equipment		42	43
Right-of-use assets	9	1,210	971
Total non-current assets		4,465	4,212

Current assets:
Prepayments and other receivables		1,972	2,770
Current tax receivable		8,667	7,396
Short term investments	10	700	7,823
Cash and cash equivalents		20,059	22,934
Total current assets		31,398	40,923
Total assets		35,863	45,135

EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders:
Share capital		5,311	5,266
Share premium		118,862	118,862
Share-based payment reserve		11,811	10,364
Accumulated loss		(110,160)	(100,627)
Total equity		25,824	33,865

Current liabilities:
Derivative financial instrument	11	783	895
Lease liabilities		623	460
Trade and other payables		6,619	8,261
Total current liabilities		8,025	9,616

Non-current liabilities:
Assumed contingent obligation	12	1,156	1,103
Non-current Lease Liability		809	491
Deferred income		49	60
Total non-current liabilities		2,014	1,654
Total equity and liabilities		35,863	45,135

The accompanying notes form an integral part of these consolidated financial statements.

VERONA PHARMA PLC
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND MARCH 31, 2019 (UNAUDITED)

	Notes	Three Months Ended March 31, 2020	Three Months Ended March 31, 2019
		£'000s	£'000s
Research and development costs		(5,872)	(5,928)
General and administrative costs		(5,301)	(1,831)
Operating loss		(11,173)	(7,759)
Finance income	6	391	1,860
Finance expense	6	(52)	(820)
Loss before taxation		(10,834)	(6,719)
Taxation — credit	7	1,261	1,313
Loss for the period		(9,573)	(5,406)
Other comprehensive loss:
Items that might be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations		40	(13)
Total comprehensive loss attributable to owners of the Company		(9,533)	(5,419)
Loss per ordinary share — basic and diluted (pence)	8	(9.1)	(5.1)

The accompanying notes form an integral part of these consolidated financial statements.

VERONA PHARMA PLC
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2019, AND MARCH 31, 2020 (UNAUDITED)

	Share Capital	Share Premium	Share-based Expenses	Total Accumulated Losses	Total Equity
	£'000s	£'000s	£'000s	£'000s	£'000s
Balance at January 1, 2019	5,266	118,862	7,923	(68,633)	63,418
Impact of change in accounting policy (1)	—	—	—	(20)	(20)
Adjusted Balance at January 1, 2019	5,266	118,862	7,923	(68,653)	63,398
Loss for the period	—	—	—	(5,406)	(5,406)
Other comprehensive loss for the period:
Exchange differences on translating foreign operations	—	—	—	(13)	(13)
Total comprehensive loss for the period	—	—	—	(5,419)	(5,419)
Share-based payments	—	—	620	—	620
Balance at March 31, 2019	5,266	118,862	8,543	(74,072)	58,599

Balance at January 1, 2020	5,266	118,862	10,364	(100,627)	33,865
Loss for the period	—	—	—	(9,573)	(9,573)
Other comprehensive loss for the period:
Exchange differences on translating foreign operations	—	—	—	40	40
Total comprehensive loss for the period	—	—	—	(9,533)	(9,533)
New share capital issued	45	—	—	—	45
Share-based payments	—	—	1,447	—	1,447
Balance at March 31, 2020	5,311	118,862	11,811	(110,160)	25,824
The currency translation reserve for March 31, 2019, and March 31, 2020, is not considered material and as such is not presented in a separate reserve but is included in the total accumulated losses reserve.
(1) This relates to the adoption of IFRS 16. See note 2.17 of the 20-F 2019.

VERONA PHARMA PLC
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND MARCH 31, 2019 (UNAUDITED)

	Three Months Ended March 31, 2020	Three Months Ended March 31, 2019
	£'000s	£'000s
Cash used in operating activities:
Loss before taxation	(10,834)	(6,719)
Finance income	(391)	(1,860)
Finance expense	52	820
Share-based payment charge	1,447	620
Decrease in prepayments and other receivables	753	84
Decrease in trade and other payables	(1,553)	(2,899)
Depreciation of property, plant and equipment and right of use assets	122	78
Impairment of right of use asset	232	—
Unrealized foreign exchange losses / (gains)	1	(11)
Amortization of intangible assets	30	24
Net cash used in operating activities	(10,141)	(9,863)
Cash flow from investing activities:
Interest received	98	125
Purchase of plant and equipment	(4)	(2)
Payment for patents and computer software	(45)	(61)
Maturity of short term investments	7,148	8,972
Net cash generated in investing activities	7,197	9,034
Cash flow from financing activities:
Repayment of finance lease liabilities	(132)	(84)
Net cash used in financing activities	(132)	(84)
Net decrease in cash and cash equivalents	(3,076)	(913)
Cash and cash equivalents at the beginning of the period	22,934	19,784
Effect of exchange rates on cash and cash equivalents	201	(145)
Cash and cash equivalents at the end of the period	20,059	18,726

VERONA PHARMA PLC
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2020
1. General information
Verona Pharma plc (the "Company") and its subsidiaries are a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapeutics for the treatment of respiratory diseases with significant unmet medical needs.
The Company is a public limited company, which is dual listed, with its ordinary shares listed on the AIM market operated by the London Stock Exchange and its American Depositary Shares (“ADSs”) on the Nasdaq Global Market. The Company is incorporated and domiciled in the United Kingdom.
The address of the registered office is 1 Central Square, Cardiff, CF10 1FS, United Kingdom. The Company has two subsidiaries, Verona Pharma Inc. and Rhinopharma Limited, both of which are wholly owned.
2. Basis of accounting
The unaudited condensed consolidated interim financial statements of Verona Pharma Plc and its subsidiaries, Verona Pharma, Inc., and Rhinopharma Limited ("Rhinopharma") (together “the Group”), for the three months ended March 31, 2020, do not include all the statements required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Group as of December 31, 2019.
The 2019 accounts, on which the Company’s auditors delivered an unqualified audit report, have been delivered to the Registrar of Companies.
These unaudited condensed interim financial statements were authorized for issue by the Company’s board of directors (the “Directors”) on April 30, 2020. There have been no changes to the accounting policies as contained in the annual consolidated financial statements as of and for the year ended December 31, 2019, which have been prepared in accordance with international financial reporting standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The Group’s activities and results are not exposed to any seasonality. The Group operates as a single operating and reportable segment.
Going concern
The Group has incurred recurring losses since inception, including net losses of £31.9 million, £19.9 million and £20.5 million for the years ended December 31, 2019, 2018 and 2017, respectively. In addition, as of March 31, 2020, the Group had an accumulated loss of £110.2 million. The Group expects to continue to generate operating losses for the foreseeable future. As of the issuance date of these condensed consolidated interim financial statements, the Group expects that its cash and cash equivalents, would be sufficient to fund its operating expenses and capital expenditure requirements for at least 12 months from the issuance date of these condensed consolidated interim financial statements. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Group will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.
The Group intends to initiate its Phase 3 program for the maintenance treatment of COPD once it believes it has alignment with the U.S. Food and Drug Administration ("FDA") on its planned design for the Phase 3 clinical program. The Group will require significant additional funding to initiate and complete this Phase 3 program and will need to secure the required capital to fund the program. The Group intends to seek additional funding through public or private financings, debt financing, collaboration or licensing agreements and other arrangements.  However, there is no guarantee that the Group will be successful in securing additional finance on acceptable terms, or at all, and should the Group be unable to raise sufficient additional funds it will be required to defer the initiation of Phase 3 clinical trials and other development activities, until such funding can be obtained. This could also force the Group to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, or pursue alternative development strategies that differ significantly from its current strategy, which could have a material adverse effect on the Group’s business, results of operations and financial condition.

Additionally the ongoing COVID-19 pandemic could impact the Group's ability to initiate its planned Phase 3 development program and could cause further disruption to capital markets, either of which could adversely affect the Group's ability to raise the necessary capital.
The Group is monitoring the effect of the COVID-19 pandemic and reviewing the possible impact on its operations, planned clinical trials and the potential disruption to financial markets in the near and the long term. Management has determined that this currently does not affect the going concern assumption under which the condensed consolidated interim financial statements are prepared.
Impairment of intangible assets, goodwill and non-financial assets
The Group is constantly reviewing the effect of the COVID-19 pandemic on its operations, ongoing and planned clinical trials and the potential disruption to financial markets. Management has determined that the current effect on the Group does not require an impairment of intangible assets or goodwill as the Company's market value still supports the value of the assets. However, management will continue to monitor the situation.
Dividend
The Directors do not recommend the payment of a dividend for the three months ended March 31, 2020, (three months ended March 31, 2019: £nil and the year ended December 31, 2019: £nil).
3. Segmental reporting
The Group’s activities are covered by one operating and reporting segment: Drug Development. There have been no changes to management’s assessment of the operating and reporting segment of the Group during the period.
All non-current assets are based in the United Kingdom apart from a right-of-use asset relating to property a lease in the United States.
4. Financial Instruments
The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk); cash flow and fair value interest rate risk; and credit risk and liquidity risk. The condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and they should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2019.
5. Critical estimates and judgments
The preparation of condensed consolidated interim financial statements require management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from those estimates.
In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2019, with the exception of development of the COVID-19 pandemic.
We have assessed whether the COVID-19 pandemic has any impact on the key estimates and judgments previously reported in respect of the derivative financial instruments and the assumed contingent obligation and concluded that there is no impact.

6. Finance income and expense

	Three months ended March 31, 2020	Three months ended March 31, 2019
Finance income:	£'000s	£'000s
Interest received on cash balances	53	250
Foreign exchange gain on translating foreign currency denominated bank balances	226	—
Fair value adjustment on derivative financial instruments (note 11)	112	1,610
Total finance income	391	1,860

	Three months ended March 31, 2020	Three months ended March 31, 2019
Finance expense:	£'000s	£'000s
Interest on discounted lease liability	20	9
Foreign exchange loss on translating foreign currency denominated balances	—	783
Unwinding of discount factor related to the assumed contingent arrangement (note 12)	32	28
Total finance expense	52	820

7. Taxation
The tax credit for the three months ended March 31, 2020, amounts to £1.3 million, and consists of the estimated research and development tax credit receivable on qualifying expenditure incurred during the three months ended March 31, 2020 for an amount of £1.3 million less a tax expense of £40 thousand related to the US operations (three months ended March 31, 2019: £1.3 million tax credit, comprising £1.3 million for research and development tax credit, less £3 thousand expense for tax on US operations).
8. Loss per share calculation
The basic loss per share of 9.1p (March 31, 2019: 5.1p) for the three months ended March 31, 2020 is calculated by dividing the loss for the three months ended March 31, 2020, by the weighted average number of ordinary shares in issue of 105,453,364 during the three months ended March 31, 2020 (March 31, 2019: 105,326,637). Since the Group has reported a net loss, diluted loss per ordinary share is equal to basic loss per ordinary share.
Each ADS represents 8 shares of the Company, so the loss per ADS is any period is equal to 8 times the loss per share.
9. Right-of-use assets
ln the three months to March 31, 2020, a new lease was signed in North Carolina and a liability and corresponding right-of-use ("ROU") asset of £575 thousand was recognized. The lease terminates on April 30, 2024.
As at December 31, 2019, the Group had a ROU asset relating to office space in New York. In the three months to March 31, 2020, the New York office was closed and the ROU asset was subject to an impairment review and its net book value of £232 thousand was subsequently expensed to the income statement. The Group retains a liability of £224 thousand relating to this asset.
10. Short term investments
Short term investments as at March 31, 2020, amounted to a total of £0.7 million (December 31, 2019: £7.8 million) and consisted of fixed term deposits.

11. Derivative financial instrument
On July 29, 2016, the Company issued 31,115,926 units to new and existing investors at the placing price of £1.4365 per unit. Each unit comprises one ordinary share and one warrant.
The warrant holders can opt for a cashless exercise of their warrants, whereby they can choose to exchange the warrants held for a reduced number of warrants exercisable at nil consideration. The reduced number of warrants is calculated based on a formula considering the share price and the exercise price of the warrants. The warrants are therefore classified as a derivative financial liability, since their exercise could result in a variable number of shares to be issued.
The warrants entitled the investors to subscribe for, in aggregate, a maximum of 12,401,262 shares. The warrants can be exercised until May 2, 2022.
At December 31, 2019, and March 31, 2020, warrants over 12,401,262 shares were in effect.

	At March 31, 2020	At December 31, 2019
Shares available to be issued under warrants	12,401,262	12,401,262
Exercise price	£1.7238	£1.7238
Risk-free interest rate	0.10%	0.54%
Time to expiry	2.09 years	2.34 years
Annualized volatility	76.32%	65.56%
Dividend rate	0.00%	0.00%
As at March 31, 2020, the Group updated the underlying assumptions and calculated a fair value of these warrants of £0.8 million.
The variance for the three months ended March 31, 2020, was £0.1 million (three months ended March 31, 2019: £1.6 million) and is recorded as finance income in the Consolidated Statement of Comprehensive Income.

	Derivative financial instrument	Derivative financial instrument
	2020	2019
	£'000s	£'000s
At January 1,	895	2,492
Fair value adjustments recognized in profit or loss	(112)	(1,610)
At March 31,	783	882
For the amount recognized as at March 31, 2020, the effect if volatility were to deviate up or down is presented in the following table.

Volatility (up / down 10 % pts)
£'000s
Variable up	1,100
Base case, reported fair value	783
Variable down	500

12. Assumed contingent obligation related to the business combination
The value of the assumed contingent obligation as of March 31, 2020, amounted to £1,156 thousand (December 31, 2019: £1,103 thousand). The increase in value of the assumed contingent obligation during the three months ended March 31, 2020, amounted to £53 thousand (three months ended March 31, 2019: £22 thousand).
The assumed contingent liability is measured at the expected value of the milestone payment and royalty payments. This expected value is based on estimated future royalties payable, derived from sales forecasts, and an assessment of the probability of success using standard market probabilities for respiratory drug development. The risk-weighted value of the assumed contingent arrangement is discounted back to its net present value applying an effective interest rate of 12%.
The assumed contingent liability is accounted for as a liability and its value is measured at amortized cost using the effective interest rate method, and is re-measured for changes in estimated cash flows or when the probability of success changes. Re-measurements relating to changes in estimated cash flows and probabilities of success are recognized in the IP R&D asset it relates to. The unwind of the discount is recognized in finance expense. In 2019 and the three months ended March 31, 2020, there were no events that triggered remeasurement. Should the Group determine that it has moved from its Phase 2 to Phase 3 stage of development then the value of the liability could increase by between £15 million and £30 million; the increase in the value of the liability will give rise to an approximately equivalent increase in the value of the IP R&D asset it relates to.

	2020	2019
	£'000s	£'000s
At January 1,	1,103	996
Impact of changes in foreign exchange rates	21	(6)
Unwinding of discount factor	32	28
At March 31,	1,156	1,018
There is no material difference between the fair value and carrying value of the financial liability.
For the amount recognized as at March 31, 2020, of £1,156 thousand, the effect if underlying assumptions were to deviate up or down is presented in the following table (assuming the probability of success does not change):

	Revenue (up / down 10 % pts)	Foreign Exchange (up / down 1% pt)
	£'000s	£'000s
Variable up	1,191	1,152
Base case, reported fair value	1,156	1,156
Variable down	1,121	1,159

13. Share option scheme
During the three months ended March 31, 2020 the Company granted 1,605,000 share options and forfeited 1,628,799 share options (in the three months ended March 31, 2019, the Company granted no share options nor forfeited any share options). The forfeitures were part of the severance agreements relating to executive changes.
During the three months ended March 31, 2020 the Company granted 8,442,049 Restricted Stock Units (“RSUs”) (three months ended March 31, 2019, the Company granted no RSUs).
The movement in the number
of the Company’s share options is set out below:

	Weighted average exercise price	2020	Weighted average exercise price	2019
	£		£
Outstanding at January 1	1.15	14,179,196	1.53	8,752,114
Granted during the period	0.55	1,605,000	—	—
Forfeited during the period	1.02	(1,628,799)	—	—
Outstanding options at March 31	1.10	14,155,397	1.53	8,752,114
The movement in the number of the Company’s RSUs is set out below:

	2020	2019

Outstanding at January 1	1,602,969	862,473
Granted during the period	8,442,049	—
Expired during the period	(44,846)	—
Exercised during the period	(887,080)	—
Outstanding RSUs at March 31	9,113,092	862,473
1,069,184 of the RSUs issued related to an element of annual base salary and 7,372,865 related to additional equity grants for Dr. Zaccardelli and Mr. Hahn (see note 14). Using the Black-Scholes valuation model the fair value of each RSUs relating to annual base salary was £0.55 and the fair value of each RSU relating to the additional grants was estimated at £0.525 as at 31 March, 2020.
The share‑based payment expense for the three months ended March 31, 2020, was £1,447 thousand (three months ended March 31, 2019: £620 thousand).

14. Related party transactions
The Directors and Officers have authority and responsibility for planning, directing and controlling the activities of the Company and they therefore comprise key management personnel as defined by IAS 24 ("Related Party Disclosures").
During the three months ended March 31, 2020, Dr. Jan-Anders Karlsson, the Company’s former CEO, and Piers Morgan, the Company’s former CFO, resigned and were replaced by Dr. David Zaccardelli as CEO and President, and Mark Hahn as CFO.
Dr. Jan-Anders Karlsson's severance agreement included severance pay equal to £479,160, a cash bonus of £40,000, a payment as compensation of termination of employment of £100,000 and base salary in lieu of notice of £363,000. Other benefits included continued medical and life insurance and continued pension contributions.
Piers Morgan's severance agreement included severance pay equal to £123,930 as payment in lieu of notice, a cash bonus of £82,620, ex gratia compensation of £30,000 and £40,000 additional compensation for termination of employment.
Pursuant to the terms of his employment agreement Dr. Zaccardelli is entitled to receive an annual base salary of $750,000, payable $250,000 in cash and $500,000 in restricted stock units, and a target annual bonus opportunity of 50% of his annual base salary. Dr. Zaccardelli is also entitled to receive an award of restricted stock units, equal to 4% of the Company's outstanding ordinary shares, and an additional award of restricted stock units if the Company raises additional equity capital during fiscal year 2020, which is intended to result in Dr. Zaccardelli’s equity awards (other than the portion of his base salary payable in restricted stock units) being equal to 4% of the Company's outstanding ordinary shares on the applicable date of issuance.
Pursuant to the terms of his employment agreement Mr. Hahn is entitled to receive an annual base salary of $500,000, payable $250,000 in cash and $250,000 in restricted stock units, and a target annual bonus opportunity of 50% of his annual base salary. Mr. Hahn is also entitled to receive an initial award of restricted stock units, equal to 3% of the Company's outstanding ordinary shares and an award of restricted stock units equal to 1% of the Company's outstanding ordinary share after six months of employment. He will also be entitled to an additional award of restricted stock units if the Company raises additional equity capital during fiscal year 2020, which is intended to result in Mr. Hahn’s equity awards (other than the portion of his base salary payable in restricted stock units) being equal to 4% of the Company's outstanding ordinary shares on the applicable date of issuance.

Convenience translation
The Company maintains its books and records in pounds sterling and prepares its financial statements in accordance with IFRS, as issued by the IASB. It reports its results in pounds sterling. For the convenience of the reader the Company has translated pound sterling amounts in the tables below as of March 31, 2020, and for the three months ended March 31, 2020, into US dollars at the noon buying rate of the Federal Reserve Bank of New York on March 31, 2020, which was £1.00 to $1.2454. These translations should not be considered representations that any such amounts have been, could have been or could be converted into US dollars at that or any other exchange rate as of that or any other date.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION AS AT MARCH 31, 2020 AND DECEMBER 31, 2019 (UNAUDITED)

	As of March 31, 2020	As of March 31, 2020	As of December 31, 2019
	£'000s	$'000s	£'000s
ASSETS
Non-current assets:
Goodwill	441	550	441
Intangible assets	2,772	3,452	2,757
Property, plant and equipment	42	52	43
Right-of-use assets	1,210	1,507	971
Total non-current assets	4,465	5,561	4,212

Current assets:
Prepayments and other receivables	1,972	2,456	2,770
Current tax receivable	8,667	10,794	7,396
Short term investments	700	872	7,823
Cash and cash equivalents	20,059	24,981	22,934
Total current assets	31,398	39,103	40,923
Total assets	35,863	44,664	45,135

EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders:
Share capital	5,311	6,614	5,266
Share premium	118,862	148,031	118,862
Share-based payment reserve	11,811	14,709	10,364
Accumulated loss	(110,160)	(137,193)	(100,627)
Total equity	25,824	32,161	33,865

Current liabilities:
Derivative financial instrument	783	975	895
Lease liabilities	623	776	460
Trade and other payables	6,619	8,243	8,261
Total current liabilities	8,025	9,994	9,616

Non-current liabilities:
Assumed contingent obligation	1,156	1,440	1,103
Non-current Lease Liability	809	1,008	491
Deferred income	49	61	60
Total non-current liabilities	2,014	2,509	1,654
Total equity and liabilities	35,863	44,664	45,135

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND MARCH 31, 2019 (UNAUDITED)

	Three months ended March 31, 2020	Three months ended March 31, 2020	Three months ended March 31, 2019
	£'000s	$'000s	£'000s
Research and development costs	(5,872)	(7,313)	(5,928)
General and administrative costs	(5,301)	(6,602)	(1,831)
Operating loss	(11,173)	(13,915)	(7,759)
Finance income	391	487	1,860
Finance expense	(52)	(65)	(820)
Loss before taxation	(10,834)	(13,493)	(6,719)
Taxation — credit	1,261	1,570	1,313
Loss for the period	(9,573)	(11,923)	(5,406)
Other comprehensive loss:
Items that might be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations	40	50	(13)
Total comprehensive loss attributable to owners of the Company	(9,533)	(11,873)	(5,419)
Loss per ordinary share — basic and diluted (pence / cents)	(9.1)	(11.3)	(5.1)